October 12, 2010

VIA EDGAR CORRESPONDENCE

Division of Corporate Finance

Securities and Exchange Commission

Washington, DC  20549

ATTN:

Kate Beukenkamp, Staff Attorney

Larry Spirgel, Assistant Director

Re:

Registration Statement on Form S-1

Filed September 16, 2010

File No. 333-169397

Dear Ms. Beukenkamp and Mr. Spirgel:

Below please find our responses to the Staff’s comment letter dated October 7, 2010 regarding the above referenced matter.  Per your request, our responses are keyed to the enumerated questions and comments in your comment letter.

Also, please be advised that the Company has filed Amendment No. 1 to the Registration Statement on Form S-1 with the Commission today via the EDGAR system.  A hard copy of this response letter and Amendment No. 1, marked to show changes from the original filing, can be sent to you via overnight mail upon your request.

General

1.

Tell us in your response letter why this offering should not be considered a blank check offering conducted pursuant to Rule 419.  We note that your company is a developmental stage company with no material assets or operations, and a merger with an operating company is not precluded.

Ms. Beukenkamp and Mr. Spirgel

October 12, 2010

We hereby affirm that Island Radio, Inc. is not a “blank check company” and is not subject to Rule 419 of the Securities Act of 1933.

Rule 419(a)(2)(i) clearly defines a “blank check company” as a business that “is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person”.  Although Island Radio, Inc. is a developmental stage company with minimal assets and nominal operations, it does not fit this definition of a “blank check company” because of the following:

A.

Island Radio has a business plan which we believe is viable with an above average chance of success.  This business plan was developed over the past year prior to Island Radio’s incorporation and has been thoroughly disclosed in the Registration Statement on Form S-1;

B.

Island Radio’s management team has the experience and skills required to execute upon the business plan.  Not only does the management team possess substantial general business skills, but they also possess significant expertise and have extensive personal contacts within the broadcasting industry, inclusive of both radio and television;

C.

Island Radio has no plans or intentions to engage in any merger or acquisition activities.  This is disclosed in the prospectus on page 8, last paragraph of Rule 419 – “Blank Check Company”; and

D.

None of Island Radio’s management team, nor any affiliates, has ever been involved in the management or ownership of a developmental stage company that has failed to successfully implement its business plan.

Prospectus Cover Page

2.

We note your disclosure highlighting the limitations on resales of securities purchased in this offering.  Revise the disclosure (here and elsewhere) to make clear that resales are not permitted under Rule 144 until 12 months following the Company no longer being a shell company.

We have revised the disclosure to include additional language describing the 12 month holding period.  See pages 3, 6, 7 and 10.

Ms. Beukenkamp and Mr. Spirgel

October 12, 2010

Inside Front and Outside Cover Pages of Prospectus, page 3

Dealer Prospectus Delivery Obligation

3.

Please amend the outside back cover page of the prospectus to include a Dealer Prospectus Delivery Obligation.  Refer to Item 502(b) of Regulation S-K.

The Dealer Prospectus Obligation was added.  See page 4.

Prospectus Summary, page 5

4.

Disclose why the company is conducting an offering and becoming a reporting company in light of your disclosure that the offering is for minimal funds which are likely to be insufficient to begin business operations, pay the costs of the offering, and meet the costs of legal reporting requirements.

We have added a paragraph to the prospectus summary disclosing the above.  See page 5.

Use of Proceeds, page 14

5.

Revise your disclosure to discuss the cost and types of additional equipment referred to in note (2) to the Use of Proceeds table that will be required before you can broadcast over the commercial FM radio spectrum.

We have revised the disclosure of note (2) to include the cost and general studio equipment list required to enable us to broadcast over commercial FM radio spectrum.  See page 14.

Proposed Milestones to Implement Business Operations, page 21

6.

Please provide further discussion regarding the estimated cost of construction for the proposed radio broadcast studio in St. Maarten, Netherlands Antilles, including your assumptions and calculations in providing the $7,500 cost figure.

We have expanded our disclosure related to the costs and equipment necessary to establish the initial radio broadcast studio in St. Maarten.  See page 21.

Ms. Beukenkamp and Mr. Spirgel

October 12, 2010

Management’s Discussion and Analysis, page 18

Results from Operations, page 18

7.

Please describe the specific services provided by the consultant paid $20,000 in common stock.  We note Taurus Financial Partners, LLC is the holder of this stock and note (1) to the table on page 26 discloses services assisting with the creation and early development of your business.

Further disclosure relating to the specific services provided by Taurus Financial Partners, LLC has been provided on both page 18 and in note (1) to the table on page 26.

Liquidity and Capital Resources, page 18

8.

Revise to discuss what other sources of equity financing you intend to pursue to continue your long-term business development plan.

The discussion about future equity financing has been expanded.  See page 18.

9.

Please revise to state that you have no external credit facility, such as a bank loan, to fund your operations.

The discussion was expanded to discuss the lack of external credit facilities.  See page 18.

Legal Proceedings, page 28

10.

Please revise your discussion to describe any applicable legal proceedings during the past 10 years that are material to an evaluation of the ability or integrity of Eric Boyer and Nina Edstrom.  Refer to Item 401(f) of Regulation S-K.

It has been revised to reflect 10 years of history.  See page 29.

Exhibits and Financial Statement Schedules, page II-2

11.

Please revise your required registration statement exhibits to include the following in a format compatible with the EDGAR filing system:

•

Exhibit 3.1 Articles of Incorporation

•

Exhibit 3.2 Bylaws

•

Exhibit 5.1 Legal Opinion of the Law Offices of James J. Egan

Ms. Beukenkamp and Mr. Spirgel

October 12, 2010

12.

Refer to Instructions to the Exhibit Table for Item 601 of Regulation S-K.  Additional assistance with the EDGAR system is available through Filer Technical Support at (202) 551-8900 from 9:00 a.m. to 5:30 p.m. Eastern Time.

The exhibits have been revised and are being resubmitted to the EDGAR system with the filing of the amended registration statement.

Signatures, page II-3

13.

We note on page 24 that Nina Edstrom serves as your Chief Financial Officer.  Please amend the registration statement Signatures section on page II-3 to include the signature of your Chief Financial Officer.  Refer to Form S-1 General Instructions, Part VI. C.

The Signature Page has been revised.  See page II-3.

Please contact Taurus Financial Partners, LLC at (512) 772-1542 with any questions you may have relating to this matter or to request a marked hard copy of amended filing.

Very truly yours,

/s/ Eric Boyer

Eric Boyer

President and Chief Executive Officer